UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D
                            (Amendment No. 4)

                Under the Securities Exchange Act of 1934

                             Anacomp, Inc. (ANCO)
                              (Name of Issuer)

                      Common Stock, $.01 par value
                     (Title of Class of Securities)

                           CUSIP No. 032371106
                             (CUSIP Number)

                              Felix Kozodoy
                      Magten Asset Management Corp.
                           35 East 21st Street
                       New York, New York  10010
                              (212) 529-6612
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           November 7, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              SCHEDULE 13D

 CUSIP No. 032371106

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Magten Asset Management Corp.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only


4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e) /x/

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     3,737,449

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,675,383

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     4,675,383

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     34.0%.

14   Type of Reporting Person*

     IA, CO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                              SCHEDULE 13D

 CUSIP No. 032371106

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Talton R. Embry

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e) /x/

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     55,965

8    Shared Voting Power

     3,737,449

9    Sole Dispositive Power

     55,965

10   Shared Dispositive Power

     4,675,383

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     4,731,348

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     34.4%.

14   Type of Reporting Person*

     IN
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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          The Schedule 13D was initially filed on June
13, 1996 (collectively, with all amendments thereto, the "Schedule 13D") by (i) Magten Asset Management Corp., a
Delaware corporation ("Magten") with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten (the "Investment Advisory
Shares"), and (ii) Talton R. Embry ("Embry"; together with Magten, the "Filing Persons"). The Schedule 13D is hereby amended by this Amendment No. 4 as follows:

Item 3. Source and Amount of Funds or Other Consider-ation.

          Item 3 as reported on Schedule 13D is hereby amended and supplemented by the addition of the follow-ing:

     The net investment cost for the 1,786,632 shares received by Magten's advisory clients upon exercise of 1,692,587 Rights <1> in the Company's Rights Offering is
$12,283,095, for the 14,687 shares received by four pension trusts, as defined in Item 5(b) (the "Pension
Trusts") upon the exercise of 13,918 Rights is $100,973.12 and for the 1,589 shares of Common Stock received by Embry's minor children upon exercise of 1,503
Rights is $10,924.375. The consideration was obtained from the working capital of the accounts managed by Magten, the working capital of the Pension Trusts, and the personal funds of Embry's minor children. The shares of Common Stock held by one investment advisory client are held in a margin account. Such margin account is maintained at Bear Stearns & Co. and may from time to time have debit balances. Because other securities are held in the margin account, it is not possible to deter-mine the amounts, if any, of margin used with respect to the shares of Common Stock purchased or sold. Currently, the interest rate charged on such margin account is 6.25%.

Item 5.   Interest in Securities of the Issuer.

          Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

          (a)  Magten has beneficial ownership of an
aggregate 4,675,383 shares of Common Stock of the Company. Magten may be deemed to be the beneficial owner of 34.0% of a total of 13,736,614 shares of Common Stock disclosed by the Company as outstanding at the conclusion of the Rights Offering. All of these shares of Common Stock are beneficially owned by investment advisory clients of Magten (collectively, the "Investment
Advisory Shares"). Magten has shared voting power (with its investment advisory clients and Embry) with respect to 3,737,449 of the shares of Common Stock owned by these clients and shared dispositive power (with its investment advisory clients and Embry) with respect to the 4,675,383 shares of Common Stock owned by these clients.

<1>  Each right allowed the holder to purchase one share
of Common Stock, and should other Rights go unexercised, allowed the holder to purchase up to two additional shares of Common Stock.

PAGE

               Magten may be deemed to be the beneficial owner of the Investment Advisory Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Magten hereby declares that the filing of this
Schedule 13D shall not be construed as an admission that it is the beneficial owner of these shares.

          (b)  Embry, as sole stockholder and a Managing
Director of Magten, may be deemed to beneficially own all the shares of Common Stock beneficially owned by Magten, as described in Item 5(a) above.

               Embry, as trustee of four pension trusts for the benefit of current and former employees of Magten including himself (the "Pension Trusts"), also has sole voting and dispositive power with respect to 53,349 shares of Common Stock owned by such trusts (collective-ly, the "Pension Trust Shares").

               Embry, has sole voting and dispositive
power with respect to 2,616 shares of Common Stock held by his minor children (collectively, the "Family
Shares").

               The shares described in Item 5(a) as
beneficially owned by Magten with respect to which Embry may be deemed a beneficial owner, together with the additional shares described in this Item 5(b) with respect to which Embry may also be deemed a beneficial owner, aggregate 4,731,348 shares of Common Stock and constitute approximately 34.4% of the 13,736,614 shares of Common Stock disclosed by the Company as outstanding.

               Pursuant to Rule 13d-4, Embry hereby
declares that the filing of this Schedule 13D shall not be construed as an admission that he is the beneficial owner of the Investment Advisory Shares, the Pension
Trust Shares (to the extent such shares exceed his and his wife's pro rata interest as beneficiaries of such trusts) or the Family Shares.

          (c)  All transactions in the Common Stock on
behalf of Magten advisory clients since the last filing of Schedule 13D are disclosed on Exhibit A, and all transactions in the Common Stock on behalf of the Pension
Trusts and Embry's minor children are disclosed on Exhibit B.

          (d)  The beneficial owners of the Investment
Advisory Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. The following investment advisory clients of Magten have such an interest with respect to more than five percent of the shares of Common
Stock:  General Motors Employees Domestic Group Pension
Trust, Bankers Trust as Trustee for the Hughes Master
Retirement Trust, and Los Angeles Fire and Police Pension
Systems - Fund 2525.  The beneficiaries of the Pension
Trusts and Embry's minor children have the right to receive dividends from or proceeds from the sale of the Pension Trust Shares and Family Shares, respectively.

          (e)  Not applicable.


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                               SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 1996



                     MAGTEN ASSET MANAGEMENT CORP.



                      By:   /s/  Talton R. Embry
                            Talton R. Embry
                            Managing Director




                            /s/  Talton R. Embry
                            Talton R. Embry

PAGE

                            EXHIBIT A

                     TRANSACTIONS IN COMMON STOCK
            ON BEHALF OF INVESTMENT ADVISORY CLIENTS



      Date of              No. of             Price Per
      Transaction*         Shares             Share


      10/21/96               1,786,632           $6.875


* These shares were received upon exercise of Rights as described in the Company's Registration Statement filed with the Securities and Exchange Commission on September 19, 1996. The Company gave shareholders notification of the award of shares in the Rights
Offering on November 7, 1996.

PAGE

                            EXHIBIT B

                     TRANSACTIONS IN COMMON STOCK
                  ON BEHALF OF PENSION TRUSTS
                   AND EMBRY'S MINOR CHILDREN


      Date of              No. of             Price Per
      Transaction*         Shares             Share


      10/21/96               14,687           $6.875

      10/21/96               1,589            $6.875


* These shares were received upon exercise of Rights as described in the Company's Registration Statement filed with the Securities and Exchange Commission on September 19, 1996. The Company gave shareholders notification of the award of shares in the Rights
Offering on November 7, 1996.